UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

PIVOTAL SOFTWARE, INC.

(Name of the Issuer)

Pivotal Software, Inc.

VMware, Inc.

Raven Transaction Sub, Inc.

Dell Technologies Inc.

Denali Intermediate Inc.

EMC Corporation

VMW Holdco LLC

EMC Equity Assets LLC

(Names of Persons Filing Statement)

Class A common stock, par value $0.01 per share

Class B common stock, par value $0.01 per share

(Title of Class of Securities)

72582H107

(CUSIP Number of Class of Securities)

Andrew M. Cohen General Counsel Christopher Ing Associate General Counsel Pivotal Software, Inc. 875 Howard Street, Fifth Floor San Francisco, California 94103 (415) 777-4868	Amy Fliegelman Olli Senior Vice President and General Counsel VMware, Inc. 3401 Hillview Avenue Palo Alto, California 94304 (650) 427-5000	Robert L. Potts Senior Vice President, Corporate Securities & Finance Counsel and Assistant Secretary Dell Technologies Inc. One Dell Way Round Rock, Texas 78682 (512) 728-7800
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Alan F. Denenberg Sarah K. Solum Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000	Tad J. Freese Mark M. Bekheit Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025	Martin W. Korman Todd Cleary Ethan Lutske Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304

Barbara L. Becker Saee M. Muzumdar Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000	William R. Dougherty Atif I. Azher Naveed Anwar Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, California 94304 (650) 251-5000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☒

The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Exchange Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,014,941,052.34	$521,139.35

*

Solely for the purpose of calculating the filing fee, the aggregate value of the transaction was calculated based on the sum of (a) 104,637,970 shares of Class A common stock, par value $0.01 per share (the “Class A common stock”), issued and outstanding as of October 15, 2019 (to be cancelled in exchange for a cash payment of $15.00 per share) multiplied by $15.00, (b) 131,306,110 shares of Class B common stock, par value $0.01 per share (the “Class B common stock”), issued and outstanding as of October 15, 2019 (excluding the shares of Class B common stock beneficially owned by VMware, Inc. (“VMware”)), which are convertible into an equal number of shares of Class A common stock (each share of Class B common stock to be exchanged for 0.0550 of a share of Class B common stock of VMware, Inc. (“VMware”), par value $0.01 per share), multiplied by $14.98, which is the average of the high and low prices for shares of the Class A common stock as reported on the New York Stock Exchange on October 28, 2019, calculated in accordance with Exchange Act Rule 0-11(c)(1)(i), (c) 23,666,601 shares of Class A common stock as of October 15, 2019 underlying outstanding options that are vested or outstanding options held by non-employee directors of Pivotal Software, Inc. (“Pivotal”), in each case with an exercise price less than $15.00 per share (to be cancelled in exchange for a cash payment of $15.00 per share less the applicable exercise price) multiplied by $7.46 (which is the difference between $15.00 and $7.54, the weighted average per share exercise price of such options), (d) 8,863,611 shares of Class A common stock as of October 15, 2019 underlying outstanding and unvested options after the merger with an exercise price less than $15.00 per share (which, if held by continuing employees after the merger (as defined in the merger agreement), will be substituted with options to purchase shares of Class A common stock of VMware, par value $0.01 per share (the “VMware Class A common stock”)) multiplied by $5.28 (which is the difference between $15.00 and $9.72, the weighted average per share exercise price of such options), (e) 41,007 shares of Class A common stock as of October 15, 2019 underlying outstanding and vested restricted stock units (“RSUs”) and outstanding and unvested RSUs held by non-employee directors of Pivotal (to be cancelled in exchange for a cash payment of $15.00 per RSU) multiplied by $15.00, (f) 15,922,544 shares of Class A common stock as of October 15, 2019 underlying outstanding and unvested RSUs (which, if held by continuing employees after the merger (as defined in the merger agreement), will be substituted with RSUs for shares of VMware Class A common stock) multiplied by $15.00 and (g) a maximum of 1,040,000 shares of Class A common stock as of October 15, 2019 underlying outstanding purchase rights under Pivotal’s 2018 Employee Stock Purchase Plan multiplied by $15.00.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(c) of the Exchange Act was calculated by multiplying $4,014,941,052.34 by 0.0001298.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$521,139.35	Filing Party:	Pivotal Software, Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	November 4, 2019

INTRODUCTION

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Exchange Act, by (a) Pivotal Software, Inc., a Delaware corporation (“Pivotal”), the issuer of the shares of Class A common stock, par value $0.01 per share (the “Class A common stock”) and Class B common stock, par value $0.01 per share (the “Class B common stock” and, collectively, the “common stock”) that are the subject of the Rule 13e-3 transaction; (b) VMware, Inc., a Delaware corporation (“VMware”); (c) Raven Transaction Sub, Inc., a Delaware corporation and a wholly owned subsidiary of VMware (“merger sub”); (d) Dell Technologies Inc., a Delaware corporation (“Dell”); (e) Denali Intermediate Inc., a Delaware corporation and wholly owned subsidiary of Dell; (f) EMC Corporation, a Massachusetts corporation and an indirect wholly owned subsidiary of Dell (“EMC Corporation”); (g) VMW Holdco LLC, a Delaware limited liability company and indirect wholly owned subsidiary of Dell (“VMW Holdings”); and (h) EMC Equity Assets LLC, a Delaware limited liability company and wholly owned subsidiary of Dell (“EMC LLC”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of August 22, 2019 (the “merger agreement”), by and among Pivotal, VMware and merger sub. The merger agreement provides that merger sub will merge with and into Pivotal, with Pivotal continuing as the surviving corporation and becoming a wholly owned subsidiary of VMware (the “merger”).

If the merger is completed, subject to the terms of the merger agreement, shares of the Class A common stock, other than shares held in treasury or shares owned by Dell, EMC Corporation, VMW Holdings, VMware or merger sub that are not held on behalf of unaffiliated third parties (collectively, the “excluded Class A shares”) and other than shares issued and outstanding immediately prior to the effective time of the merger that are held by any holder who is entitled to demand and properly demands appraisal of such shares of Class A common stock in compliance with section 262 of the Delaware General Corporation Law, will receive $15.00 in cash, without interest, and subject to deduction for any required withholding tax, for each share of Class A common stock held. Dell will receive 0.0550 of a share of VMware Class B common stock, par value $0.01 per share (the “VMware Class B common stock”), for each share of the Class B common stock it owns (other than each share of the Class B common stock beneficially owned by VMware), or approximately 7.2 million shares of VMware Class B common stock. The outstanding shares of Class B common stock that are held by VMware will be cancelled as part of the merger. Treatment of outstanding equity awards and outstanding purchase rights under Pivotal’s 2013 and 2018 Equity Incentive Plans and Pivotal’s 2018 Employee Stock Purchase Plan is described in greater detail in the Proxy Statement (defined below) under “The Merger Agreement—Treatment of Options,” “—Treatment of RSUs,” and “—Treatment of the ESPP.” Further, following completion of the merger, the shares of Class A common stock will cease to be listed on the New York Stock Exchange and registration of the Class A common stock under the Exchange Act will be terminated.

The merger and the merger agreement have been approved by the board of directors of each of VMware (acting upon the unanimous recommendation of a special committee of the independent and disinterested directors previously appointed (the “VMware Special Committee”)) and Pivotal (acting upon the unanimous recommendation of a special committee of the independent and disinterested directors previously appointed (the “Pivotal Special Committee”)).

Concurrently with the filing of this Transaction Statement, Pivotal is filing a notice of meeting and definitive proxy statement (the “Proxy Statement”) under Section 14(a) of the Exchange Act, with respect to the special meeting of stockholders, at which the stockholders will be asked to consider and vote on (1) a proposal to adopt and approve the merger agreement (the “merger agreement proposal”) and (2) a proposal to adjourn or postpone Pivotal’s special meeting, if necessary or appropriate, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to adopt and approve the merger agreement (the “adjournment proposal”). A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the merger agreement is attached as Annex A to the Proxy Statement. Adoption and approval of the merger agreement requires the affirmative vote of the holders of: (i) at least a majority of the outstanding shares of Class A common stock not owned by VMware or any of its affiliates, including Dell and EMC LLC, (ii) at least a majority of the outstanding shares of Class A common stock, (iii) at least a majority of the outstanding shares of Class B common stock and (iv) at least a majority of the combined voting power of the outstanding shares of Class A common stock and Class B common stock, voting together as a single class.

The approval of the merger agreement proposal is a condition to the completion of the merger. The approval of the adjournment proposal is not a condition to the completion of the merger.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

All information contained in this Transaction Statement concerning any of the filing persons has been provided by such filing person and no filing person has produced any disclosure with respect to any other filing persons.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Merger”

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Name and Address.

Pivotal Software, Inc.

875 Howard Street, Fifth Floor

San Francisco, California 94103

(415) 777-4868

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Special Meeting of Pivotal’s Stockholders—Who Can Vote at the Special Meeting”

“Important Information About Pivotal Software, Inc.—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information About Pivotal Software, Inc.—Market Price of Pivotal’s Class A Common Stock and Dividend Information”

(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Merger Agreement—Conduct of Business Pending the Merger”

“Important Information About Pivotal Software, Inc.—Market Price of Pivotal’s Class A Common Stock and Dividend Information”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information About Pivotal Software, Inc.—Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Recommendation of the Pivotal Special Committee and the Pivotal Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Interests of Pivotal’s Directors and Executive Officers in the Merger”

“Important Information About Pivotal Software, Inc.—Transactions in Common Stock by the Buyer Group”

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS

(a)—(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties to the Merger—Pivotal Software, Inc.”

“The Parties to the Merger—VMware, Inc.”

“The Parties to the Merger—Raven Transaction Sub, Inc.”

“Important Information About Pivotal Software, Inc.—Pivotal Background”

“Important Information About Pivotal Software, Inc.—Directors and Executive Officers”

“Important Information About Pivotal Software, Inc.—Security Ownership of Certain Beneficial Owners and Management”

“Important Information About the Buyer Group”

“Where You Can Find More Information”

ITEM 4. TERMS OF THE TRANSACTION

(a)(1) Material Terms—Tender Offers. Not applicable.

(a)(2) Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Merger”

“The Special Meeting of Pivotal’s Stockholders—Votes Required”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Pivotal Special Committee and the Pivotal Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Pivotal Special Committee (Morgan Stanley)”

“Special Factors—Opinion and Materials of Financial Advisor to the VMware Special Committee (Lazard)”

“Special Factors—Opinion and Materials of Financial Advisor to Dell (Moelis & Company)”

“Special Factors—Presentations of Financial Advisor to Dell (Goldman Sachs)”

“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

“Special Factors—Sources and Amounts of Funds or other Consideration; Expenses”

“Special Factors—Plans for Pivotal After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Pivotal’s Directors and Executive Officers in the Merger”

“Special Factors—Accounting Treatment of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement—The Merger”

“The Merger Agreement—Consideration to be Received in the Merger”

“The Merger Agreement—Payment for the Class A Common Stock”

“The Merger Agreement—Class B Conversion”

“The Merger Agreement—Treatment of Options”

“The Merger Agreement—Treatment of RSUs”

“The Merger Agreement—Treatment of the ESPP”

“The Merger Agreement—Conditions to Completion of the Merger”

“Annex A—Agreement and Plan of Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Pivotal’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Consideration to be Received in the Merger”

“The Merger Agreement—Payment for the Class A Common Stock”

“The Merger Agreement—Class B Conversion”

“The Merger Agreement—Treatment of Options”

“The Merger Agreement—Treatment of RSUs”

“The Merger Agreement—Treatment of the ESPP”

“Annex A—Agreement and Plan of Merger”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Merger”

“The Merger Agreement—Consideration to be Received in the Merger”

“Appraisal Rights”

“Annex E—Section 262 of the Delaware General Corporation Law”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Stockholders”

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of Pivotal’s Directors and Executive Officers in the Merger”

“Important Information About Pivotal Software, Inc.—Transactions in Common Stock by the Buyer Group”

“Important Information About Pivotal Software, Inc.—Transactions Between Pivotal and the Members of the Buyer Group”

“Important Information About Pivotal Software, Inc.—Transactions Between Members of the Buyer Group and Pivotal’s Directors”

“Annex A—Agreement and Plan of Merger”

(b)—(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Pivotal Special Committee and the Pivotal Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

“Special Factors—Sources and Amounts of Funds or other Consideration; Expenses”

“Special Factors—Plans for Pivotal After the Merger”

“Special Factors—Interests of Pivotal’s Directors and Executive Officers in the Merger”

“Important Information About Pivotal Software, Inc.—Transactions in Common Stock by the Buyer Group”

“Important Information About Pivotal Software, Inc.—Transactions Between Pivotal and the Members of the Buyer Group”

“Annex A—Agreement and Plan of Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Merger”

“The Special Meeting of Pivotal’s Stockholders—Votes Required”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Pivotal Special Committee and the Pivotal Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Pivotal’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Voting Agreement”

“Consent and Support Agreement”

“Important Information About Pivotal Software, Inc.—Transactions Between Pivotal and the Members of the Buyer Group”

“Annex A—Agreement and Plan of Merger”

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Merger”

“Special Factors—Plans for Pivotal After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Pivotal’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Consideration to be Received in the Merger”

“The Merger Agreement—Payment for the Class A Common Stock”

“The Merger Agreement—Class B Conversion”

“The Merger Agreement—Treatment of Options”

“The Merger Agreement—Treatment of RSUs”

“The Merger Agreement—Treatment of the ESPP”

“Annex A—Agreement and Plan of Merger”

(c)(1)—(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Pivotal Special Committee and the Pivotal Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

“Special Factors—Sources and Amounts of Funds or other Consideration; Expenses”

“Special Factors—Plans for Pivotal After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Pivotal’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Important Information About Pivotal Software, Inc.—Transactions Between Pivotal and the Members of the Buyer Group”

“Annex A—Agreement and Plan of Merger”

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Pivotal Special Committee and the Pivotal Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Pivotal Special Committee and the Pivotal Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Pivotal Special Committee and the Pivotal Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

“Special Factors—Position of the Buyer Group as to the Fairness of Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Pivotal Special Committee and the Pivotal Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

“Special Factors—Plans for Pivotal After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Pivotal’s Directors and Executive Officers in the Merger”

“Special Factors—Accounting Treatment of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Unaudited Comparative Per Share Information”

“The Merger Agreement—The Merger”

“The Merger Agreement—Directors and Officers”

“The Merger Agreement—Consideration to Be Received in the Merger”

“The Merger Agreement—Payment for the Class A Common Stock”

“The Merger Agreement—Class B Conversion”

“The Merger Agreement—Treatment of Options”

“The Merger Agreement—Treatment of RSUs”

“The Merger Agreement—Treatment of the ESPP”

“Appraisal Rights”

“Annex A—Agreement and Plan of Merger”

“Annex E—Section 262 of the Delaware General Corporation Law”

ITEM 8. FAIRNESS OF THE TRANSACTION

(a)—(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Pivotal Special Committee and the Pivotal Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Pivotal Special Committee (Morgan Stanley)”

“Special Factors—Opinion and Materials of Financial Advisor to the VMware Special Committee (Lazard)”

“Special Factors—Opinion and Materials of Financial Advisor to Dell (Moelis & Company)”

“Special Factors—Presentations of Financial Advisor to Dell (Goldman Sachs)”

“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

“Special Factors—Interests of Pivotal’s Directors and Executive Officers in the Merger”

“Annex B—Opinion of Morgan Stanley & Co. LLC”

“Annex C—Opinion of Lazard Frères & Company”

“Annex D—Opinion of Moelis & Company LLC”

The presentation materials dated July 31, 2019, August 5, 2019, August 8, 2019, August 14, 2019, August 20, 2019 and August 22, 2019, each prepared by Morgan Stanley & Co. LLC and reviewed by the Pivotal Special Committee, are attached hereto as Exhibits (c)(1)—(7) and are incorporated by reference herein.

The presentation materials dated July 25, 2019, July 30, 2019, August 14, 2019 and August 21, 2019, prepared by Lazard Frères & Company and reviewed by the VMware Special Committee are attached hereto as Exhibits (c)(9)–(12) and are incorporated by reference herein.

The presentation materials dated August 13, 2019 and August 21, 2019, each prepared by Goldman Sachs & Co. LLC and reviewed by the board of directors of Dell (the “Dell Board”), are attached hereto as Exhibits (c)(14) and (c)(15) and are incorporated by reference herein.

The presentation materials dated August 21, 2019, prepared by Moelis & Company LLC and reviewed by the Dell Board, are attached hereto as Exhibits (c)(16) and (c)(17) and are incorporated by reference herein.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Merger”

“The Special Meeting of Pivotal’s Stockholders—Votes Required”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Pivotal Special Committee and the Pivotal Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

“The Merger Agreement—Conditions to Completion of the Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Pivotal Special Committee and the Pivotal Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Pivotal Special Committee (Morgan Stanley)”

“Annex B—Opinion of Morgan Stanley & Co. LLC”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Merger”

“The Special Meeting of Pivotal’s Stockholders—Time, Place and Purpose of the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Pivotal Special Committee and the Pivotal Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

(f) Other Offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Background of the Merger”

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)—(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Pivotal Special Committee and the Pivotal Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Pivotal Special Committee (Morgan Stanley)”

“Special Factors—Opinion and Materials of Financial Advisor to the VMware Special Committee (Lazard)”

“Special Factors—Opinion and Materials of Financial Advisor to Dell (Moelis & Company)”

“Special Factors—Presentations of Financial Advisor to Dell (Goldman Sachs)”

“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

“Annex B—Opinion of Morgan Stanley & Co. LLC”

“Annex C—Opinion of Lazard Frères & Company”

“Annex D—Opinion of Moelis & Company LLC”

The presentation materials dated July 31, 2019, August 5, 2019, August 8, 2019, August 14, 2019, August 20, 2019 and August 22, 2019, each prepared by Morgan Stanley & Co. LLC and reviewed by the Pivotal Special Committee, are attached hereto as Exhibits (c)(1)—(7) and are incorporated by reference herein.

The presentation materials dated July 25, 2019, July 30, 2019, August 14, 2019 and August 21, 2019, prepared by Lazard Frères & Company and reviewed by the VMware Special Committee are attached hereto as Exhibits (c)(9)–(12) and are incorporated by reference herein.

The presentation materials dated August 13, 2019 and August 21, 2019, each prepared by Goldman Sachs & Co. LLC and reviewed by the Dell Board, are attached hereto as Exhibits (c)(14) and (c)(15) and are incorporated by reference herein.

The presentation materials dated August 21, 2019, prepared by Moelis & Company LLC and reviewed by the Dell Board, are attached hereto as Exhibits (c)(16) and (c)(17) and are incorporated by reference herein.

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of Pivotal during its regular business hours by any interested holder of Class A or Class B common stock or representative who has been designated in writing, and copies may be obtained by requesting them in writing from Pivotal at the email address provided under the caption “Where You Can Find More Information” in the Proxy Statement, which is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)—(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Special Meeting of Pivotal’s Stockholders—Solicitation of Proxies”

“Special Factors—Sources and Amounts of Funds or other Consideration; Expenses”

“The Merger Agreement—Financing”

“Annex A—Agreement and Plan of Merger”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Sources and Amounts of Funds or other Consideration; Expenses”

“The Merger Agreement—Financing”

“The Merger Agreement—Termination Fees and Expenses”

(d) Borrowed Funds. None.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information About Pivotal Software, Inc.—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Voting Agreement”

“Consent and Support Agreement”

“Important Information About Pivotal Software, Inc.—Security Ownership of Certain Beneficial Owners and Management”

“Important Information About Pivotal Software, Inc.—Transactions in Common Stock by the Buyer Group”

“Important Information About Pivotal Software, Inc.—Transactions Between Pivotal and the Members of the Buyer Group”

ITEM 12. THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Pivotal Special Committee and the Pivotal Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“The Merger Agreement—Commercially Reasonable Efforts; Other Agreements”

“Voting Agreement”

“Consent and Support Agreement”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and Merger”

“The Special Meeting of Pivotal’s Stockholders—Time, Place and Purpose of the Special Meeting”

“The Special Meeting of Pivotal’s Stockholders—Voting by Proxy”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Pivotal Special Committee and the Pivotal Board of Directors; Purposes and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

“The Merger Agreement—No Solicitation; Recommendations of the Merger”

ITEM 13. FINANCIAL STATEMENTS

(a) Financial Information. The audited financial statements set forth in Pivotal’s Annual Report on Form 10-K for the year ended February 1, 2019 and the unaudited financial statements set forth in Pivotal’s Quarterly Reports on Form 10-Q for the quarterly periods ended May 3, 2019 and August 2, 2019 are incorporated by reference herein. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Selected Consolidated Financial Data of Pivotal”

“Unaudited Comparative Per Share Information”

“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)—(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and Merger”

“The Special Meeting of Pivotal’s Stockholders—Solicitation of Proxies”

“Special Factors—Background of the Merger”

“The Merger Agreement—Termination Fees and Expenses”

“Important Information About the Buyer Group”

ITEM 15. ADDITIONAL INFORMATION

(b) Golden Parachute Compensation. Not applicable.

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

Exhibit No.	Description

(a)(1)	Definitive Proxy Statement of Pivotal Software, Inc. (incorporated by reference to the Schedule 14A filed concurrently with this Transaction Statement by Pivotal Software, Inc. with the SEC).

(a)(2)	Form of Proxy Card (incorporated by reference to the Proxy Statement).

(a)(3)	Letter to Stockholders of Pivotal Software, Inc. (incorporated by reference to the Proxy Statement).

(a)(4)	Notice of Special Meeting of Stockholders of Pivotal Software, Inc. (incorporated by reference to the Proxy Statement).

(a)(5)	Current Report on Form 8-K of Pivotal Software, Inc. dated August 14, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on August 15, 2019).

(a)(6)

Joint Press Release dated August 22, 2019 issued by Pivotal Software, Inc. and VMware, Inc. (incorporated by reference to Exhibit 99.1 to Pivotal Software, Inc.’s Current Report filed on Form 8-K with the SEC on August 22, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(7)

Email to Employees and Blog Posting of Pivotal Software, Inc. dated August 22, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on August 22, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(8)

Email to Customers of Pivotal Software, Inc. dated August 22, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on August 22, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(9)

Website Pages of Pivotal Software, Inc. dated August 22, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on August 22, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(10)

Town Hall Announcement and Slack Invitation of Pivotal Software, Inc. dated August 22, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on August 22, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(11)

Social Media Postings and Blog Posting of Pivotal Software, Inc. dated August 22, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on August 22, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(12)	External Q&A of Pivotal Software, Inc. dated August 22, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on August 22, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(13)

Inside Dell Blog Posting and Email to Employees of Dell Technologies Inc. dated August 22, 2019 (incorporated by reference to Dell Technologies Inc.’s filing with the SEC on August 22, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(14)

Email to Industry Analysts of Pivotal Software, Inc. dated August 22, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on August 23, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(15)

VMware, Inc. Transaction Overview dated August 22, 2019, posted to VMware’s Investor Relations Page (incorporated by reference to VMware, Inc.’s filing with the SEC on August 23, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(16)

VMware, Inc.’s Second Quarter Earnings Announcement Slides dated August 22, 2019, posted to VMware, Inc.’s Investor Relations Page (Excerpts) (incorporated by reference to VMware, Inc.’s filing with the SEC on August 23, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(17)	Emails to Employees of VMware, Inc. dated August 22, 2019 (incorporated by reference to VMware, Inc.’s filing with the SEC on August 23, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(18)

VMware, Inc. Blog Posting dated August 22, 2019 regarding Pivotal transaction (incorporated by reference to VMware, Inc.’s filing with the SEC on August 23, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(19)

VMware, Inc.’s Spokesperson FAQs regarding Transactions Announcement dated August 22, 2019 (incorporated by reference to VMware, Inc.’s filing with the SEC on August 23, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(20)

VMware, Inc.’s Q2’FY20 Earnings Call Transcript dated August 22, 2019 (Pivotal excerpts) (incorporated by reference to VMware, Inc.’s filing with the SEC on August 23, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(21)

Email to Employees of VMware, Inc. regarding Customer Operations dated August 22, 2019 (incorporated by reference to VMware, Inc.’s filing with the SEC on August 23, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(22)	CEO Email to Employees of VMware, Inc. dated August 22, 2019 (incorporated by reference to VMware, Inc.’s filing with the SEC on August 23, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(23)	Tweets from the VMware, Inc. Twitter Account dated August 22, 2019 (incorporated by reference to VMware, Inc.’s filing with the SEC on August 23, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(24)

Current Report on Form 8-K of VMware, Inc. dated August 22, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on August 27, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(25)

Internal Employee Q&A of Pivotal Software, Inc. dated August 23, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on August 23, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(26)

Communication to Dell Global Sales Community of Dell Technologies Inc., dated August 23, 2019 (incorporated by reference to Dell Technologies Inc.’s filing with the SEC on August 23, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(27)

Transcript of VMworld Strategy Session and Supplemental Slides dated August 28, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on August 30, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(28)	VMware, Inc. Customer Communication dated August 28, 2019 (incorporated by reference to VMware, Inc.’s filing with the SEC on August 28, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(29)

Excerpt from the transcript of Dell Technologies Inc.’s earnings call held on August 29, 2019 (incorporated by reference to Dell Technologies Inc.’s filing with the SEC on August 30, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(30)

Email to Employees of Pivotal Software, Inc. dated August 30, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on August 30, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(31)

Transcript of Sanjay Poonen Appearance on Mad Money dated September 10, 2019 (incorporated by reference to VMware, Inc.’s filing with the SEC on September 11, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(32)

Article Published by Computerworld dated September 13, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on September 16, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(33)

Internal Employee Q&A of Pivotal Software, Inc. dated September 24, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on September 25, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(34)

Town Hall Presentation of Pivotal Software, Inc. dated October 3, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on October 3, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(35)

Transcript of SpringOne Platform 2019 Conference dated October 8, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on October 10, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(36)

Email to Employees of Pivotal Software, Inc. dated November 8, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on November 12, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(37)

Transcripts of Two Videos to Employees of Pivotal Software, Inc. dated November 15, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on November 15, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(a)(38)

Email to Employees of Pivotal Software, Inc. dated November 19, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on November 19, 2019 pursuant to Rule 14a-12 of the Exchange Act).

(c)(1)*	Presentation materials of Morgan Stanley & Co. LLC to the Pivotal Special Committee dated July 31, 2019.

(c)(2)*	Presentation materials of Morgan Stanley & Co. LLC to the Pivotal Special Committee and the Pivotal Board dated August 5, 2019.

(c)(3)*	Additional presentation materials of Morgan Stanley & Co. LLC to the Pivotal Special Committee and the Pivotal Board dated August 5, 2019.

(c)(4)*	Presentation materials of Morgan Stanley & Co. LLC to the Pivotal Special Committee dated August 8, 2019.

(c)(5)*	Presentation materials of Morgan Stanley & Co. LLC to the Pivotal Special Committee dated August 14, 2019.

(c)(6)*	Presentation materials of Morgan Stanley & Co. LLC to the Pivotal Special Committee dated August 20, 2019.

(c)(7)*	Presentation materials of Morgan Stanley & Co. LLC to the Pivotal Special Committee dated August 22, 2019.

(c)(8)	Opinion of Morgan Stanley & Co. LLC to the Pivotal Special Committee dated August 22, 2019 (incorporated by reference to Annex B of the Proxy Statement).

(c)(9)**†	Presentation materials of Lazard Frères & Company to the VMware Special Committee dated July 25, 2019.

(c)(10)*	Presentation materials of Lazard Frères & Company to the VMware Special Committee dated July 30, 2019.

(c)(11)*	Presentation materials of Lazard Frères & Company to the VMware Special Committee dated August 14, 2019.

(c)(12)*	Presentation materials of Lazard Frères & Company to the VMware Special Committee dated August 21, 2019.

(c)(13)	Opinion of Lazard Frères & Company to the VMware Special Committee dated August 21, 2019 (incorporated by reference to Annex C of the Proxy Statement).

(c)(14)*	Presentation materials of Goldman Sachs & Co. LLC to the Dell Board dated August 13, 2019.

(c)(15)*	Presentation materials of Goldman Sachs & Co. LLC to the Dell Board dated August 21, 2019.

(c)(16)*	Draft Presentation materials of Moelis & Company LLC to the Dell Board dated August 21, 2019.

(c)(17)*	Presentation materials of Moelis & Company LLC to the Dell Board dated August 21, 2019.

(c)(18)	Opinion of Moelis & Company LLC to the Dell Board dated August 21, 2019 (incorporated by reference to Annex D of the Proxy Statement).

(d)(1)	Agreement and Plan of Merger dated August 22, 2019, between Pivotal Software, Inc., VMware, Inc. and Raven Transaction Sub, Inc. (incorporated by reference to Annex A of the Proxy Statement).

(d)(2)

Voting Agreement dated August 22, 2019, between VMware, Inc., Ford Motor Company and Pivotal Software, Inc. (incorporated by reference to Exhibit 10.1 to VMware, Inc.’s Current Report filed on Form 8-K with the SEC on August 22, 2019).

(d)(3)

Consent and Support Agreement dated August 22, 2019, between VMware, Inc., Dell Technologies Inc., EMC Equity Assets LLC, EMC Corporation and VMW Holdco LLC (incorporated by reference to Exhibit 10.2 to VMware, Inc.’s Current Report filed on Form 8-K with the SEC on August 22, 2019).

(d)(4)	Annual Report on Form 10-K of Pivotal Software, Inc. for the fiscal year ended February 1, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on March 29, 2019).

(d)(5)	Quarterly Report on Form 10-Q of Pivotal Software, Inc. for the quarterly period ended May 3, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on June 6, 2019).

(d)(6)	Quarterly Report on Form 10-Q of Pivotal Software, Inc. for the quarterly period ended August 2, 2019 (incorporated by reference to Pivotal Software, Inc.’s filing with the SEC on September 5, 2019).

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex E of the Proxy Statement).

(g)(1)	None.

* Previously filed on October 10, 2019.

** Previously filed on November 4, 2019.

† Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 27, 2019

PIVOTAL SOFTWARE, INC.

By:	/s/ Andrew M. Cohen
Name:	Andrew M. Cohen
Title:	Senior Vice President, General Counsel and Corporate Secretary

VMWARE, INC.

By:	/s/ Craig Norris
Name:	Craig Norris
Title:	Vice President, Deputy General Counsel and Assistant Secretary

RAVEN TRANSACTION SUB, INC.

By:	/s/ Craig Norris
Name:	Craig Norris
Title:	President

DELL TECHNOLOGIES INC.

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

DENALI INTERMEDIATE INC.

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

EMC CORPORATION

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

VMW HOLDCO LLC

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

EMC EQUITY ASSETS LLC

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary